Filed by Journal Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934

Subject Company: Journal Communications, Inc.
Commission File No.: 1-31805
Date: July 30, 2014

Communications

7/30/2014

Messages
These are the key messages that we want to be known and reinforced about the transaction between Journal and Scripps.

Journal-Scripps Transaction: Key Messages

Key Messages
The following are high-level messages that demonstrate the unique benefits of the transaction, for use in all materials/conversations.

•	We are excited to be a part of this unique and historic transformation of two legacy media enterprises into two new media companies with strong brands serving markets across the country.
•	The transaction is an important milestone for Journal Communications and its shareholders.
•	We are forming two media businesses – one Broadcasting and one Publishing – that will each be well positioned to innovate and compete in their industries.
o	The transaction will enable the new Journal Media Group to leverage the talent of the Milwaukee Journal Sentinel and community publishing staff by expanding and combining with the E.W. Scripps newspapers – news outlets with a long and storied tradition of their own. The result will be a company focused on excellence in publishing and digital media.
o	At the same time, our leading broadcasting brands will combine with Scripps’ stations to become one of the largest independent owners of ABC-affiliated stations in the country, providing the scale to better compete in the evolving broadcast industry.
o	The transaction will re-introduce Scripps to the radio business and allow the company to benefit from the strong radio clusters Journal has across the country.
•	The media industry is constantly changing and evolving. This transaction helps ensure the future success of local news operations – print, broadcast and digital – across the nation.

Supporting Messages
The following are more detailed messages regarding the transaction and resulting public companies.

•	The boards of directors of both companies have approved the proposed transaction. It remains subject to customary regulatory and shareholder approvals.
•	The transaction will involve mergers of Scripps’ and Journal’s broadcasting and newspaper assets.
•	The result will be two separate public companies:
o	E.W. Scripps will own and operate the combined broadcasting businesses, remain headquartered in Cincinnati, Ohio and serve 27 broadcast markets.

7/30/2014

o	A new public company, Journal Media Group, will be created as a result of the combined newspaper operations. The company will operate daily newspapers in 14 markets from its headquarters in Milwaukee. The company is expected to have annual revenue in the range of $525 million to $545 million and approximately 3,600 employees.
•	The transaction is expected to result in approximately $35 million of combined annual run-rate synergies through the creation of industry-focused broadcast and publishing businesses.
•	The transaction will re-align both companies and allow each organization to focus all of its efforts on either broadcasting or publishing, increasing its ability to innovate and compete in its industry.

Audience-specific Messages
The following are messages specific to Journal Communications’ core audiences

Journal Employees:
•	Scripps and Journal companies are a great fit for each other – they each have a long and storied history and a shared commitment to excellence and integrity.

•	Both Scripps and Journal have exceptional talent. The transaction will provide opportunities for individuals at each company to grow professionally.

•	The transaction will re-align both companies for future success.
o	The transaction repositions Journal Communications and Scripps into two attractive industry-focused publishing and broadcasting enterprises, better positioned to innovate and compete within their specific industry.
o	Both companies will have excellent balance sheets, positioning them to build and grow their businesses and influence.

•	The transaction will be beneficial to the new Journal Media Group:
o	Journal Media Group will be based in Milwaukee, which will retain a public company headquarters of a multi-market media business.
o	As a result of the transaction, Journal Media Group will have $10 million of cash and no debt.
o	With its increased scale and balance sheet capacity, Journal Media Group will be positioned to navigate the ongoing transformation of the publishing industry.
o	Journal Media Group will have newspapers in a number of attractive markets including Milwaukee; Naples, Fla.; Florida’s Treasure Coast; Knoxville; and Memphis.

•	The resulting Scripps broadcasting company will have a significantly greater scale to build and grow its business going forward.
o	Scripps will become the fifth-largest independent TV group in the country, and the addition of the Journal Communications stations expands its position as one of the largest independent owners of ABC-affiliated TV stations.
o	The combined resources in the new TV business should be a catalyst to generate even stronger local news ratings in the local markets, including at nine leading stations in seven important political markets – Arizona, Colorado, Florida, Missouri, Nevada, Ohio and Wisconsin.

7/30/2014

o	Scripps will re-enter the radio business with the strong radio clusters Journal has built across the country.

Journal Shareholders:
•	The transaction is expected to unlock value for shareholders of both companies.
•	Journal Communications’ shareholders will own a percentage of two media companies that are each larger than Journal Communications is today – 31% of the broadcast business and 41% of the publishing business.
•	Through the shareholder approval process, Journal Communications shareholders will play a critical role in this unique and historic transaction.
•	Journal Communications (NYSE: JRN) shareholders will receive 0.5176 Scripps (NYSE: SSP) shares and 0.1950 shares in the new Journal Media Group for each JRN share they own on the record date.
•	Here is a breakdown of the ownership structure of each company following the transaction:

	Ownership of E.W. Scripps broadcasting company	Ownership of Journal Media Group	One-time dividend
Current E.W. Scripps Shareholders	69%	59%	Scripps shareholders will receive a one-time $60 million cash dividend (approximately $1 per share)
Current Journal Communications Shareholders	31%	41%	N/A

Class B Shareholders (in addition to Shareholder messaging above):
•	The new Journal Media Group will have one class of stock.
•	We believe this transaction allows us to preserve and build upon the strong journalistic legacy of Journal Communications.

Advertising Clients:
•	By re-aligning both companies and allowing each organization to focus all of its efforts on either broadcasting or publishing, each company will be able to innovate in its industry, which will provide continued great value to advertisers.
•	Advertisers will continue to work closely with their local sales reps to design advertising packages and/or campaigns that provide their business with the best reach and impact of any local media.

Additional Information and Where to Find It
The proposed merger transactions involving Journal and Scripps will be submitted to the respective shareholders of Journal and Scripps for their consideration. In connection with the proposed merger transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Journal and Scripps to be filed with the Securities and Exchange Commission (the “SEC”), and each of Journal and Scripps will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transactions with the SEC. Journal urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal from Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com, or from Scripps from Carolynn Micheli, Investor Relations, at 513-977-3732 or Carolyn.micheli@scripps.com.

7/30/2014

Forward-looking Statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transactions; the possibility that the expected synergies and value creation from the proposed merger transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; the possibility that the proposed merger transactions does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger transactions may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Journal does not assume any obligation to update the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Journal can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation
This communication is not a solicitation of a proxy from any investor or shareholder. However, Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Journal and Scripps in connection with the proposed merger transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above.

7/30/2014

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

7/30/2014

News Release

Scripps, Journal merging broadcast operations, spinning off newspapers

Transaction will create two focused public companies,
one built upon TV, the other newspapers

•	The spinoffs and mergers create two industry-focused companies positioned for success.

•	The E.W. Scripps Company, based in Cincinnati, will own and operate television and radio stations serving 27 markets and reaching 18 percent of U.S. television households. Scripps will be the fifth-largest independent TV group in the country.

•	Journal Media Group, a newly formed newspaper publishing entity, will be headquartered in Milwaukee and operate in 14 markets.

•	Scripps shareholders will own 69 percent of the combined broadcasting company and 59 percent of the newly formed Journal Media Group. Journal Communications shareholders will own 31 percent and 41 percent, respectively, of Scripps and Journal Media Group. Scripps shareholders also will receive a $60 million special cash dividend as part of the deal.

•	With strong balance sheets, both public companies will be well positioned to make further investments and acquisitions with expected net leverage of about 2x at closing for Scripps and no debt at Journal Media Group.

•	The transaction is expected to generate about $35 million in combined synergies, resulting in substantial long-term cost savings, and create long-term value for shareholders.

CINCINNATI and MILWAUKEE (July 30, 2014) – The E.W. Scripps Company (NYSE: SSP) and Journal Communications (NYSE: JRN) have agreed to merge their broadcast operations and spin off and then merge their newspapers, creating two focused and separately traded public companies that offer long-term opportunities to create value for shareholders.

The merged broadcast and digital media company, based in Cincinnati, will retain The E.W. Scripps Company name, and the Scripps family shareholders will continue to have voting control. The company will have approximately 4,000 employees across its television, radio and digital media operations and is expected to have annual revenue of more than $800 million.

7/30/2014

The newspaper company will be called Journal Media Group and will combine Scripps’ daily newspapers, community publications and related digital products in 13 markets with Journal Communications’ Milwaukee Journal Sentinel, Wisconsin community publications and affiliated digital products. The company, with expected annual revenue of more than $500 million and approximately 3,600 employees, will be headquartered in Milwaukee.

The Scripps and Journal Communications boards of directors have approved the stock-for-stock transactions, which are subject to customary regulatory and shareholder approvals.

The deal is expected to close in 2015.

“In one motion, we’re creating an industry-leading local television company and a financially flexible newspaper company with the capacity and vision to help lead the evolution of their respective industries,” said Rich Boehne, chairman, president and CEO of The E.W. Scripps Company, who will continue at the helm of Scripps. “Making the combinations even more appealing are the rich histories of these two organizations, both driven by a deep commitment to public service through enterprise journalism. For shareholders, this deal should unlock significant value as both companies gain efficiency, scale and more focus on the industry dynamics unique to these businesses.”

“This transaction will create two solid media businesses that will continue to serve their communities with a commitment to integrity and excellence that has been built over many years,” said Steven J. Smith, chairman and CEO of Journal Communications. “Journal’s radio and television stations will add depth and breadth to the Scripps TV group and additional expertise to its management team. The formation of the new Journal Media Group, headquartered in Milwaukee, will continue a tradition of exceptional print and digital journalism in 14 markets across the country. These companies will offer a combination of excellent local media assets and an incredible array of talent in our employees. We look to the future with great optimism and a continued sense of purpose in providing relevant, differentiated content to our local communities across the country.”

Journal Communications’ Class A and Class B shareholders will receive 0.5176 Scripps Class A Common shares and 0.1950 shares in Journal Media Group for each Journal Communications share. Scripps shareholders will receive 0.2500 shares in Journal Media Group for each Class A Common Share and each Common Voting Share they hold in Scripps.

Journal Communications shareholders will own approximately 31 percent of The E.W. Scripps Company’s total shares following the merger. Scripps shareholders will retain approximately 69 percent ownership. The Scripps family will retain its controlling interest in The E.W. Scripps Company through its ownership of Common Voting shares. Scripps shareholders will own 59 percent of the new newspaper company, Journal Media Group, and Journal Communications shareholders will own 41 percent. Journal Media Group will have one class of stock and no controlling shareholder.

7/30/2014

Scripps shareholders of record just prior to the closing will receive a $60 million special dividend.

The transaction is expected to be tax-free to shareholders of both companies.

The companies project about $35 million in combined transaction synergies in the near term.

Benefits for Scripps

The merger will create significant strategic and financial benefits for Scripps including:

•	Creating the opportunity for improving TV division margins;
•	Adding a profitable radio business;
•	Positioning the TV group in attractive markets across the country, including stations in eight important political states – Arizona, Colorado, Florida, Michigan, Missouri, Nevada, Ohio and Wisconsin;
•	Extending Scripps’ position as one of the largest owners of ABC-affiliated TV stations in the country by market reach, with 15 ABC affiliates, and expanding its affiliations to all of the Big Four networks;
•	Benefitting from co-ownership of TV and radio in five markets;
•	Leveraging high-quality journalism and Scripps’ original television programming across a larger geographic footprint; and
•	Maintaining a strong balance sheet, with expected net leverage at closing estimated at about 2x, allowing plenty of capacity for additional acquisitions.

The combination further leverages Scripps’ digital investments, adding large and attractive markets to the portfolio. The company is building and launching market-leading digital brands that serve growing digital media audiences in addition to supporting its on-air local news brands. It also recently acquired digital brands with national reach such as Newsy and DecodeDC that will benefit from the new geographic markets.

The Scripps National Spelling Bee will remain under the stewardship of The E.W. Scripps Company.

7/30/2014

Benefits for Journal Media Group

The spinoff will create significant strategic and financial benefits for the combined newspaper operations, including:

•	Creating a powerful source of enterprise journalism and the opportunity for innovation in the industry;
•	Building upon a geographically diverse portfolio of strong local media brands in 14 attractive markets, including Naples, Fla.; Florida’s Treasure Coast; Knoxville; Memphis; and Milwaukee;
•	Leveraging best practices of each company across all functions to drive revenue growth, efficiency and cost effectiveness;
•	Increasing scale and financial flexibility, allowing Journal Media Group to navigate the ongoing transformation of the local media landscape; and
•	Establishing a solid balance sheet with $10 million of cash and no debt (Scripps is keeping substantially all qualified pension obligations).

Tim Stautberg, senior vice president, newspapers for Scripps, will become president, CEO and a director of Journal Media Group upon completion of the transaction. Steve Smith will become non-executive chairman of the board.

Wells Fargo Securities acted as exclusive financial advisor to Scripps, Evercore Partners acted as exclusive financial advisor to the Scripps family, and Methuselah Advisors acted as exclusive financial advisor to Journal Communications.

Conference call
Scripps and Journal senior managers will discuss the merger and spinoff with investors and analysts during a telephone conference call today at 9 a.m. (Eastern). To access a live audio webcast of the call, visit www.scripps.com, choose “Investor Information” then follow the link in the “Calendar” section.

During the call, managers will refer to a PowerPoint presentation with details of the deal. That presentation can be found at www.scripps.com or www.journalcommunications.com.

To access the conference call by telephone, dial (800) 288-8974 (U.S.) or (612) 332-0632 (International), approximately 10 minutes before the start of the call. Callers will need the name of the call (“Scripps call”) to be granted access. Callers also will be asked to provide their name and company affiliation. The media and general public are provided access to the conference call on a listen-only basis.

A replay line will be open from 11 a.m. today until 11:59 p.m. Thursday, Aug. 7. The domestic number to access the replay is 1-800-475-6701 and the international number is 1-320-365-3844. The access code for both numbers is 333280.

7/30/2014

A replay of the conference call will be archived and available online for an extended period of time following the call. To access the audio replay, visit www.scripps.com approximately four hours after the call, choose “Investor Information” then follow the “Audio Archives” link at the top of the page.

About Scripps

The E.W. Scripps Company (www.scripps.com) serves audiences and businesses through a growing portfolio of television, print and digital media brands. Scripps owns 21 local television stations as well as daily newspapers in 13 markets across the United States. It also runs an expanding collection of local and national digital journalism and information businesses including online multi-source video news provider Newsy. Scripps also produces television programming, runs an award-winning investigative reporting newsroom in Washington, D.C., and serves as the long-time steward of one of the nation’s longest-running and most successful educational programs, Scripps National Spelling Bee. Founded in 1879, Scripps is focused on the stories of tomorrow.

About Journal

Journal Communications, Inc. headquartered in Milwaukee, Wisconsin, is a diversified media company with operations in television and radio broadcasting, publishing and digital media. Journal owns and operates or provides services to 14 television stations and 35 radio stations in 11 states. In addition, Journal publishes the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the metro-Milwaukee area, and several community newspapers in Wisconsin. In support of its strong local broadcasting and publishing brands, Journal operates a growing portfolio of digital media assets, from websites to apps to mobile products, that allow viewers, listeners and readers to access Journal’s original content anytime and from any device. Learn more at www.journalcommunications.com.

Carolyn Micheli, The E.W. Scripps Company, 513-977-3732

carolyn.micheli@scripps.com

Additional Information and Where to Find It
The proposed transactions involving Scripps and Journal will be submitted to the holders of Common Voting shares of Scripps and to the holders of Class A and Class B common stock of Journal for their consideration. In connection with the proposed transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Scripps and Journal will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Scripps and Journal urge investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Scripps Investor Relations, Carolyn Micheli, at Carolyn.micheli@scripps.com or 513-977-3732, or from Journal at Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com.

7/30/2014

Forward-Looking Statements
This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Scripps and Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Scripps and Journal with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Scripps and/or Journal in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Neither Scripps nor Journal assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Scripps can be found in Scripps’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Journal can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

7/30/2014

Participants in Solicitation
Scripps, Journal and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.

7/30/2014

Section Two

Journal Communications

7/30/2014

Employee Communications
Steve Smith email Message to all Journal Employees

[Subject line:] Announcing a Milestone for Our Company

Hello, everyone,
I am pleased to announce alongside The E.W. Scripps Company a transaction that will merge our respective broadcasting businesses under the Scripps banner and spin off our respective newspaper businesses to form a new public publishing company, Journal Media Group.

We are excited to be a part of this unique and historic transformation of two legacy media enterprises into two new media companies with strong brands serving markets across the country. Through this transaction, we expect that Scripps and Journal will be able to unlock value for shareholders and sharpen our focus on two industries: Broadcast and Publishing.

Compelling Benefits for our Broadcast Stations
The new Scripps TV group – which will include our Journal Broadcast Group TV stations – will have stations in attractive markets across the country, including in some critical political markets. In addition to creating the fifth largest independent TV group in the country and one of the largest independent owners of ABC-affiliated stations, the transaction will help drive high-quality content and digital operations across a larger platform.

The transaction will also re-introduce Scripps to the radio business and allow the company to benefit from the strong radio clusters Journal has across the country.

With the combination of the Journal and Scripps’ cultures of integrity, performance and community responsibility, we know our broadcast people will continue to thrive. We’re very proud of the work our stations have done and are pleased that this transaction will allow our people to grow professionally while continuing to serve their local markets.

Compelling Benefits for our Publishing Business
With the Milwaukee Journal Sentinel as the flagship in a great collection of newspapers, the increased scale and balance sheet capacity of the new Journal Media Group will help the company navigate the ongoing evolution of the publishing industry. The foundations of any newspaper are dedicated journalists and committed media professionals. We believe the combination of Journal and Scripps newspapers will result in consistently exceptional print and digital journalism along with continued results for our advertising customers. We are confident that, in their local markets, these organizations will continue to be the most comprehensive source of news in this new digital world.

And, of course, we’re very pleased that Journal Media Group will remain based in Milwaukee, which will retain a public company headquarters of a multi-market media business that is expected to have annual revenue over $500 million and approximately 3,600 employees nationwide.

7/30/2014

We know you have many questions, and we are committed to answering them as well as providing you with regular updates between now and the expected closing date, which we are anticipating in 2015.

We have put together a preliminary list of Employee Q&A, which is attached here. The news release announcing the transaction is also attached.

All of the documents we’ve filed with the SEC, including the Investor slide deck, will be available on the SEC’s website at www.sec.gov (Click on “Company filings” and type in the ticker “JRN”) and on our website at www.journalcommunications.com/investors.

In addition, we’ve set up a group Google mailbox – AskJournal@jrn.com – to which you can send us your questions so that we can review and respond to them as soon as possible.

Employee Meeting
We’ve planned an employee meeting – with a dial-in – at our State St. headquarters (2nd floor) tomorrow, July 31, at 2 p.m. CDT. We’ll also be on-site at Capitol Dr. and our Burnham printing facility tomorrow and Friday for those who can’t make the State St. meeting. An Infolink with related information will be sent tomorrow morning.

Everyone outside of Milwaukee is encouraged to join tomorrow’s call remotely. Our station GMs will all be provided with the dial-in information and are asked to set up common areas or conference rooms in which to dial in with their teams. The number of call lines is limited, so we ask everyone to dial in from group locations.

Thank You for Your Continued Focus
We have an exciting future ahead of us as we continue to align our businesses to navigate the ever-changing media landscape.

Thank you for everything you do to help our businesses succeed and engage our local communities. I hope you’ll join me in sharing in the excitement of this announcement and seeing how it can benefit our businesses, shareholders and employees.

Steve

Additional Information and Where to Find It
The proposed merger transactions involving Journal and Scripps will be submitted to the respective shareholders of Journal and Scripps for their consideration. In connection with the proposed merger transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Journal and Scripps to be filed with the Securities and Exchange Commission (the “SEC”), and each of Journal and Scripps will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transactions with the SEC. Journal urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal from Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com, or from Scripps from Carolynn Micheli, Investor Relations, at 513-977-3732 or Carolyn.micheli@scripps.com.

7/30/2014

Forward-looking Statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transactions; the possibility that the expected synergies and value creation from the proposed merger transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; the possibility that the proposed merger transactions does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger transactions may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Journal does not assume any obligation to update the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Journal can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation
This communication is not a solicitation of a proxy from any investor or shareholder. However, Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Journal and Scripps in connection with the proposed merger transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

7/30/2014

Employee/External Communications
Steve Smith video message posted to journalcommunications.com following public announcement on July 30, 2014

Hello, everyone. As a company that dates back to 1882, Journal is proud to have a rich history that has shaped the way we do business today. From our start as The Daily Journal under famed newspaper editor Lucius Nieman came our commitment to strong ethics and journalism excellence. From our leadership under Journal President Harry Grant came our tradition of employee ownership. We’ve always strived to generate value for our investors and that commitment was expanded to include public owners when we raised permanent capital in our 2003 Initial Public Offering.

These ideals – journalism excellence, integrity, ownership and shareholder value – are at the heart of the most recent milestone for our company.

We’ve announced, alongside The E.W. Scripps Company, a transaction that will transform our two organizations. We will merge our respective broadcasting businesses under the Scripps banner and spin off our respective newspaper businesses to form a new public publishing company, Journal Media Group.

These two independent companies will build upon the strong local brands Journal and Scripps have built.

Our Milwaukee Journal Sentinel will combine with the Scripps newspapers – news outlets with a long and storied tradition of their own. The result will be a company – headquartered in Milwaukee – with daily newspapers in 14 markets, significant digital assets and journalistic expertise, focused on excellence in publishing and digital media.

Our broadcast brands will combine with Scripps’ stations to become the fifth-largest independent TV group in the country and the new home of Journal’s radio stations, creating a powerhouse broadcast business with significant scale and exceptional talent.

As the latest milestone in our company’s history, this transaction will give us the opportunity to chart a course for the future success of our print, broadcast and digital local media operations across the nation.

During our discussions with the Scripps team in recent months, we talked a lot about the attributes of our respective companies, and I have had the great privilege of describing all of the incredible work done by our Journal Communications people in our local media businesses. Thank you to all of our employees for making that so easy to do. In the future, along with some new colleagues, we will continue to serve our local communities in an even more robust fashion.

I hope you’ll join me in sharing in the excitement of this announcement and the great potential it holds for both Journal and Scripps.

I am confident we have a bright future ahead of us. Thank you.

7/30/2014

Manager Toolkit messages
The following message will be sent by Steve Smith to a predetermined list of direct reports, key managers, and senior HR staff.

[Subject:] Scripps/Journal Transaction: Employee Communications Materials

Hello, everyone,
Today’s announcement has no doubt come as a surprise, and we expect that employees have a lot of questions. During this time, we hope you can act as a source of information and reassurance for your teams.

We will have a dial-in to an employee meeting at State St. at 2 p.m. CDT tomorrow, July 31. Employees at State St. should attend in person. The number of call lines is limited, so for teams outside of State Street, please reserve conference room space and gather your employees to call in from a group location.

The dial-in is: XXX-XXX-XXXX
Access code: XXXXXXX

To help guide your conversations with employees and respond to their questions, this email includes a number of helpful materials that will not only help you communicate about the deal, but do so within SEC guidelines.

Between now and the closing of the transaction, which is expected in 2015, it is very important that all of us share only the information that Journal Communications has officially released and filed. Although it’s tempting to speculate and to strive to answer every question, all of us must use only the established materials to guide our conversations regarding today’s announcement and what it means for our business and employees.

Attached are some materials that I hope you’ll find helpful in addressing your employees in meetings and as questions arise:
•	Communication Do’s and Don’ts: This one-page document outlines simple guidelines for discussing today’s news.
•	The press release and Employee Q&A document, which I also distributed in an email earlier today.
•	A document outlining key messages about the transaction: This document contains the messages we would like known and reinforced about the transaction and what it means to our employees, businesses and shareholders.
•	A Q&A document for your sales and customer care teams – Journal Broadcast Group version and Publishing version: Please share this Q&A – one for each respective business unit - with your sales and customer care professionals so that they can be familiar with questions they may receive from our advertising clients and customers. The basic takeaway here is that nothing – contacts, contracts, rates or services – changes for our local advertisers as a result of this transaction or between now and the closing. Similarly, our readers should know that they will continue to receive their newspaper and digital products uninterrupted, and that they can continue to call the same Customer Care numbers with questions.

7/30/2014

The slide deck we will be using with investors will be available tomorrow morning.

As you might expect, many details of this transaction are not final yet. As we know more, we hope to share new information with you and all employees in the coming weeks. Please encourage your employees to attend tomorrow’s employee meeting in person if possible or on the phone in a conference room setting.

Please also encourage your teams to send their questions to AskJournal@jrn.com. Receiving questions from our employees will allow us to see what’s on employees’ minds and respond to some of the bigger questions as we have more information.

And please don’t hesitate to contact me or any members of the senior leadership team with any questions. You can also reach out to Mary Taibl, our General Counsel, or Laurel Jahn, our Communications Manager.

We know employees will have a lot of questions about this change and what it means for them. I am confident that, together, we can help our employees through this transition while helping them continue our exceptional care for our colleagues and the communities we serve.

Steve

Additional Information and Where to Find It
The proposed merger transactions involving Journal and Scripps will be submitted to the respective shareholders of Journal and Scripps for their consideration. In connection with the proposed merger transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Journal and Scripps to be filed with the Securities and Exchange Commission (the “SEC”), and each of Journal and Scripps will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transactions with the SEC. Journal urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal from Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com, or from Scripps from Carolynn Micheli, Investor Relations, at 513-977-3732 or Carolyn.micheli@scripps.com.

Forward-looking Statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transactions; the possibility that the expected synergies and value creation from the proposed merger transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; the possibility that the proposed merger transactions does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger transactions may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Journal does not assume any obligation to update the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Journal can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

7/30/2014

Participants in Solicitation
This communication is not a solicitation of a proxy from any investor or shareholder. However, Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Journal and Scripps in connection with the proposed merger transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

7/30/2014

Communication Guidelines for Managers
The following email will be provided to managers in the « manager toolkit » to give them some post-announcement communication tips with employees.

Do’s and Don’ts for Communication
Since announcing the transaction between Journal and Scripps, it is critically important that we maintain open communications while ensuring that Journal Communications and its employees speak with one voice and communicate within the guidelines set by the SEC.

We hope all managers will take the time to set up meetings or conference calls with their teams to address today’s news and reassure employees.

There are three basic takeaways when it comes to sharing information about today’s announcement:

•	“Stick to the script”: The information Journal Communications has made available today is all of the information that is known and publicly available about the deal at this time. Any other information would be speculation or, worse, inaccurate. Please familiarize yourself with the provided materials – including the key messages, the investor slide deck and the Employee and Client-specific Q&A documents – to guide your comments with employees or any other parties.

•	Do not speculate about the stock or performance: There is a big difference between discussing the benefits of the transaction (“We’re very enthusiastic about this transaction!”) and building up the stock price or future performance of the resulting public companies. Please use the key messages document and investor materials for accepted, agreed-upon wording concerning the resulting companies and related financial information.

•	Do not talk with the outside media about the transaction: Certain members of our senior leadership team will conduct interviews with media outlets; however, other employees should not accept calls with nor give statements to outside media.

•	Be comfortable saying “We don’t know at this time”: Employees will have a lot of questions about the transaction and about changes related to it. If you don’t find an answer that has been supplied in today’s materials, the response you must provide is simply, “We don’t know at this time.” Please let employees know that we are committed to providing additional information as it is made available.

If you have questions, please contact a member of Journal’s executive team. You can also reach out to Mary Taibl, our General Counsel, or Laurel Jahn, our Communications Manager.

Thank you for helping communication the facts – and excitement – about today’s announcement.

7/30/2014

Section Three

Questions and Answers

7/30/2014

Questions and Answers
The following three sets of Q&A will be grouped as appropriate into separate documents and provided to different audiences – Employees, Publishing Advertising and Customer Care, and Journal Broadcast Group Sales.

Employee Questions and Answers

General Business Questions

1.	What does today’s announcement mean?
The E.W. Scripps Company (NYSE: SSP) and Journal Communications (NYSE: JRN), have agreed to merge their respective broadcasting businesses under the Scripps banner and spin off their respective newspaper businesses to form a new public publishing company, Journal Media Group.

2.	Why are Scripps and Journal undertaking this transaction?
Journal Communications and Scripps see great shareholder, employee and market value in creating two attractive publishing and broadcasting enterprises that will be well positioned to innovate and compete in their industries.
•	E.W. Scripps will own and operate the combined broadcasting businesses and remain headquartered in Cincinnati. It will become the fifth largest independent TV group in the country, with television and radio stations serving 26 broadcast markets and reaching ~18% of U.S. TV households.
•	A new public company, Journal Media Group, will be created as a result of the combined newspaper operations. The company will own and operate 14 daily newspapers from its headquarters in Milwaukee.
•	Both public companies will have strong balance sheets, well positioned for the future.
•	The transaction is expected to result in substantial long-term value for shareholders of both companies.

3.	What is The E.W. Scripps Company?
The E.W. Scripps Company, www.scripps.com, currently serves audiences and businesses through a growing portfolio of television, print and digital media brands. Scripps currently owns 21 local television stations as well as daily newspapers in 13 markets across the U.S. It also runs an expanding collection of local and national digital journalism and information businesses including online multi-source video news provider Newsy. Scripps also produces television programming, runs an award-winning investigative reporting newsroom in Washington, D.C., and serves as the long-time steward of one of the nation’s longest-running and most successful educational programs, Scripps National Spelling Bee. Founded in 1879, Scripps is focused on the stories of tomorrow.

4.	What will the new newspaper company be called? Where will it be located? How many employees will it have?
The new publishing company will be called Journal Media Group. It will remain headquartered in Milwaukee and will employ about 3,600 people.

7/30/2014

5.	Will Scripps stay in Cincinnati? How many TV and radio stations will it operate? How many employees will it have?
Scripps will remain headquartered in Cincinnati, will retain The E.W. Scripps Company name, and will continue to be controlled by the Scripps family. The company will operate 34 TV stations, reaching ~18% of all U.S. households, and 35 radio stations. Scripps will employ about 4,000 people.

6.	What are the overall benefits of this transaction?
This deal creates two focused public companies – the fifth largest broadcasting company in the country and a financially flexible newspaper company. Both organizations have rich histories and are driven by a deep commitment to public service through enterprise journalism. Scripps, as a larger broadcasting company, will be positioned for growth. Journal Media Group, as a pure-play newspaper company, will have a freer hand and more flexibility as the newspaper industry continues to evolve.

7.	How does this transaction benefit the broadcast operations?
The benefits to the broadcast operations include:
-	Adding a highly profitable radio business
-	Positioning the TV group in attractive markets across the country, including nine stations in eight important political markets – Arizona, Colorado, Florida, Missouri, Nevada, Ohio, Michigan, and Wisconsin
-	Extending Scripps’ position as one of the largest owners of ABC-affiliated TV stations in the country with 15 ABC affiliates and diversifying its affiliations with CBS and FOX stations
-	Leveraging enterprise journalism and Scripps original television programming across a larger geographic footprint

8.	How does this transaction benefit the newspaper group?
The benefits to the newspaper operations include:
-	Increased scale and financial flexibility, allowing the new Journal Media Group to better navigate the ongoing transformation of the newspaper publishing industry
-	A solid balance sheet with $10 million of cash and no debt
-	Substantially all qualified pension liabilities remaining at Scripps, positioning Journal Media Group to maintain profitability and stronger free cash flow

9.	How did this agreement occur and when will it close?
The agreement was approved by the Boards of Directors of both companies and announced on July 30, 2014. The transaction is expected to close in 2015, subject to customary regulatory and shareholder approvals.

10.	Who will lead the new Journal Media Group and Scripps?
Timothy E. Stautberg, Scripps’ senior vice president of newspapers, will become the CEO of Journal Media Group. Jason Graham, Senior Vice President of Finance and CFO of Journal Communications, will remain in that role with Journal Media Group.

Steven J. Smith, current CEO of Journal Communications, will become non-executive Chairman of Journal Media Group.

Rich Boehne will remain Chairman, President and CEO of Scripps.

7/30/2014

11.	Why wasn’t a Journal Communications employee selected to lead Journal Media Group?
The leaders of both Scripps and Journal Communications felt strongly that Tim Stautberg had excellent credentials to lead the new publishing company. As Scripps’ Senior Vice President of Newspapers, Tim leads the company’s portfolio of newspapers and affiliated digital products in 13 markets. Prior to taking that role, Tim served three years as senior vice president and chief financial officer for Scripps and nine years as vice president of corporate communications and investor relations. He also is a member of the Newspaper Association of America Board of Directors.

12.	Will Andre Fernandez, Journal’s President and Chief Operating Officer, have a role in the Scripps broadcast company?
Andre is expected to continue in his current role through the closing of the transaction and roles at both companies have not yet been finalized.

13.	What type of involvement will Scripps and Journal Media Group have in each other’s operations as a result of this transaction?
Other than providing some transition services to each other, Scripps and Journal will not be involved in the operation of the other organization after the close of the transaction. Both companies will be separate, independent, publicly traded companies. Each company will have a separate Board of Directors, management structure and operations.

14.	How will Journal Media Group be governed as a publicly traded company?
The Journal Media Group board of directors will initially be led by Steve Smith as non-executive chairman and will include Tim Stautberg in his new role as CEO. The number of additional board seats and other board members are yet to be determined.

15.	What other stations does Scripps have and what will their station portfolio look like after the close of the transaction?
At the close of the transaction, Journal Communications’ current 13 television stations, 35 radio stations and affiliated digital products will join Scripps’ broadcast operations to form the fifth-largest independent TV group in the country.

Please see the chart at the end of this document for the full list of Scripps television and radio stations after the closing date.

16.	What other newspapers does Scripps have and what will the new Journal Media Group have in its portfolio of newspapers?
The Milwaukee Journal Sentinel and Journal Communications’ community publishing brands, along with their affiliated digital products, will combine with 13 Scripps newspapers and affiliated community and digital products to form Journal Media Group.

Please see the chart at the end of this document for a list of daily newspapers that will be a part of Journal Media Group following the closing date.

17.	Does the new Journal Media Group plan to acquire new businesses?
Both Scripps and Journal Media Group will continue to seek opportunities, consistent with their strategic direction, to grow their businesses and provide value to shareholders.

7/30/2014

18.	What does the announcement mean for Journal’s publishing and broadcast brands?
Each of our brands will continue to operate as they do today, but as part of separate corporate entities that focus on their respective lines of business: Broadcasting and Publishing. This means that viewers, readers and listeners in their local markets will still be able to tune into and read all of the content available to them through their favorite local publications, TV channel and radio stations.

Human Resources and Benefits Questions

The following is a list of questions you may have as a result of the announcement of the transaction between Journal Communications and Scripps. For our union employees, the answers to the questions that follow will depend on your contracts and discussions with your union. Once we discuss the impact of the transaction with your union, more information will be forthcoming.

19.	Will I still have my years of service with the company?
Yes. Both Scripps and Journal have agreed to honor employees’ years of service with Scripps and Journal Communications.

20.	Will there be layoffs? When will we know what jobs are being impacted?
As with any such transaction, certain jobs may be affected as cost synergies and streamlined operational plans are enacted between the two companies. Scripps’ and Journal’s leadership teams have begun to review the possible structure of each company after the closing, though discussions are ongoing and decisions have not yet been made. The leaders of both companies are committed to minimizing the number of affected individuals; however, any eligible affected non-union employees will receive a company-paid severance package.

21.	Will I need to interview for my position with the new Journal Media Group or Scripps broadcasting company?
While we expect most current Journal Communications employees will retain their current positions in either Journal Media Group or Scripps, other employees may be offered a transition into different roles, or some employees may want to apply for new or different roles. As new positions are identified, all employees will have the opportunity to apply, just like outside candidates can. However, please note that discussions about the structure of and roles within the new companies are ongoing and will be communicated as appropriate.

22.	Will my pay be affected?
There will be no changes to your pay through the closing of transaction outside the normal course of business or as negotiated for union employees.

23.	Will there be changes to benefits such as 401(k), medical plans, dental/vision, life insurance, etc.?
We will provide much more information about benefit plans in the future. Employees currently enrolled in Journal Communications’ benefit programs will maintain their existing coverage, meaning that enrollment, plan effective dates and current eligibility will continue prior to closing.

7/30/2014

Post-close, there will be a transition period during which employees of both companies will have access to similar benefit plans through their employer.

If you are a Journal Broadcast Group employee who joins Scripps, you will have access to their benefit programs after the closing date. We do not at this time have details about Scripps’ programs or coverage, except to note that the company offers a comprehensive benefits package including medical, dental, 401(k) and other attractive benefits to meet you and your family’s needs.

The leadership of the new Journal Media Group will review existing Journal benefits and design benefits plans that not only meet employees’ needs, but will be competitive within the publishing industry. Details of new HR programs and benefit plans have not yet been decided, we will communicate further information as decisions are made.

We are committed to providing information on new benefits and enrollment as soon as possible, and with enough time for you and your family to make appropriate decisions.

24.	Will there be a gap in insurance coverage during these changes?
There will be no gaps in your coverage. As noted above, if you are a Journal Broadcast Group employee, you will join Scripps and be transferred to Scripps’ benefit programs after the closing date.

If you are a Corporate or Publishing employee who joins the new Journal Media Group, you will receive the Journal Media Group benefits programs after the closing date.

Post-close, there will be a transition period during which employees of both companies will have access to similar benefit plans through their employer.

As always, you and your family will be provided with the necessary information and time to make appropriate decisions and elections.

25.	How will my stock in the Journal Employee Stock Purchase Plan (ESPP) be affected?
The current Journal Communications’ ESPP will be suspended. If you are currently making contributions through automatic payroll deduction for the current offering period, those contributions will be refunded.

26.	Are there any changes to Journal’s pension plan?
Journal’s pension plan will remain in effect and will be administered by Scripps after the closing of the transaction.

27.	Will vacation programs change?
There will be no immediate changes to Journal’s current vacation policy through the closing. Following the closing, Journal employees who become Scripps employees will follow Scripps’ time off policies. The new Journal Media Group will review Journal’s existing time off policies and adjust them as needed for the new company. Based on current company policy, it is recommended that you schedule to use your vacation time this calendar year.

7/30/2014

28.	Whom do I contact with questions?
We encourage you to send all of your questions to the mailbox AskJournal@jrn.com, which was set up specifically to receive questions about the transaction.

Between now and the closing date, we are committed to answering your questions as best as we can and in a timely manner. Your patience is appreciated as we review and respond to employees’ questions.

29.	Does this announcement affect our Union contracts?
As discussed earlier, the impact of the transaction on union employees will be addressed with each union at the appropriate time. We expect that there will be no changes to our union contracts, including existing benefits plans, through the closing of the transaction unless permitted or required by the applicable union contract or pending contract negotiations. Leading up to the closing, we will be working with our unions in an effort to ensure that there is post-closing transition period during which employees who join either company will have access to similar benefit plans through their employer.

After the transition period, we expect that Journal Broadcast Group union employees who join Scripps will have access to their benefit programs. We do not at this time have details about Scripps’ programs or coverage, except to note that the company offers a comprehensive benefits package including medical, dental, 401(k) and other attractive benefits to meet you and your family’s needs.

The leadership of the new Journal Media Group will review existing Journal benefits and design benefits plans that not only meet employees’ needs, but will be competitive within the publishing industry. Details of new HR programs and benefit plans have not yet been decided and will be discussed with our unions.

Shareholder Questions

30.	Where will Journal Media Group’s stock be traded?
We do not yet know on which stock exchange the new Journal Media Group’s stock will be traded and are currently exploring our options.

31.	How much of each company will Journal Communications and Scripps shareholders own after the closing date?
Journal Communications (NYSE: JRN) shareholders will receive 0.5176 Scripps (NYSE: SSP) shares and 0.1950 shares in the new Journal Media Group for each JRN share they own on the record date.

7/30/2014

Here is what Journal and Scripps shareholders can expect from the transaction in terms of the ownership of each company:

	Ownership of E.W. Scripps broadcasting company	Ownership of Journal Media Group	One-time dividend
Current E.W. Scripps Shareholders	69%	59%	Scripps shareholders will receive a one-time $60 million cash dividend (approximately $1 per share)
Current Journal Communications Shareholders	31%	41%	N/A

32.	As a shareholder, do I get to vote to approve this transaction?
Yes. Journal Communications shareholders will play a critical role in this unique and historic transaction, which will not only preserve and build upon the strong journalistic legacy of Journal Communications, but is expected to unlock value for shareholders of both Journal and Scripps.

If you are a Journal shareholder, you will receive a mailing at a later date providing more information about the transaction and including the directions for voting. Voting will follow a similar process for voting for company matters in advance of the Annual Meeting for shareholders.

33.	I'm a Class B shareholder and would like more information about the proposed transaction. What information can you provide?
A great deal of information about the transaction has been provided in our SEC filings. An 8K was filed on July 31, 2014. That filing included an overview of the transaction, a copy of the press release, the Master Transaction Agreement, the Employee Matters Agreement, the Scripps Tax Matters Agreement, the Journal Tax Matters Agreement and additional ancillary transaction documents.

More detailed shareholder information will be provided in a few months when Journal Communications and Scripps file required shareholder communications documentation with the SEC. These filings will first be considered by the SEC and then mailed to shareholders in connection with the required shareholder votes on the transaction. These filings will include pro forma and audited financial information, descriptions of the separate publishing and broadcasting businesses that will result from the transactions, and information about the share exchange in which shares of Journal Communications stock will be exchanged for shares of Scripps and Journal Media Group. We appreciate your patience as that information is prepared and filed with the SEC before being mailed to shareholders.

34.	Why should I vote in favor of this transaction?
The transaction is expected to unlock potential value for shareholders of both companies, forming two media businesses – one broadcasting and one publishing – that will be well positioned to innovate and compete in their industries.

7/30/2014

The following charts provide information on the broadcasting and publishing assets of Scripps and Journal Media Group following the close of the transaction.

E. W. Scripps Company Television Stations

Market	DMA	Affil.
Detroit, MI	11	ABC/MNTV
Phoenix, AZ	12	ABC
Tampa, FL	14	ABC
Denver, CO	17	ABC/AZT
Cleveland, OH	19	ABC
Indianapolis, IN	26	ABC
Baltimore, MD	27	ABC
San Diego, CA	28	ABC
Nashville, TN	29	CBS
Kansas City, KS-MO	31	NBC/IND
Milwaukee, WI	34	NBC
Cincinnati, OH	35	ABC
West Palm Beach, FL	38	NBC
Las Vegas, NV	42	ABC
Buffalo, NY	52	ABC
Tulsa, OK	60	NBC
Ft. Myers - Naples, FL	62	FOX
Green Bay - Appleton, WI	70	NBC/MNTV
Tucson, AZ	71	CBS/CW
Omaha, NE	74	CBS
Boise, ID	110	ABC/FOX
Lansing, MI	115	FOX
Bakersfield, CA	127	ABC/AZT
Twin Falls, ID	192	ABC

E. W. Scripps Company Radio Stations

Market	DMA	Station Profile
Milwaukee, WI	34	1 FM | 1 AM
Tulsa, OK	60	4 FM | 1 AM
Knoxville, TN	61	4 FM
Wichita, KS	67	5 FM | 1 AM
Tucson, AZ	71	3 FM | 1 AM
Omaha, NE	74	4 FM | 1 AM
Springfield, MO	75	4 FM | 1 AM
Boise, ID	110	4 FM

7/30/2014

Journal Media Group Daily Newspapers

Market	DMA	Sunday Circ. (in thousands)
Milwaukee Journal Sentinel	Milwaukee, WI	319
The Commercial Appeal	Memphis, TN	124
Knoxville News Sentinel	Knoxville, TN	100
Treasure Coast Newspapers	Stuart, FL	84
Naples Daily News	Naples, FL	70
Ventura County Star	Camarillo, CA	64
Evansville Courier & Press	Evansville, IN	70
Corpus Christi Caller-Times	Corpus Christi, TX	51
Abilene Reporter-News	Abilene, TX	25
Anderson Independent-Mail	Anderson, SC	27
Times Record News	Wichita Falls, TX	22
Kitsap Sun	Bremerton, WA	21
Redding Record Searchlight	Redding, CA	21
San Angelo Standard-Times	San Angelo, TX	20
The Gleaner*	Henderson, KY	N/A
*The Gleaner and Evansville Courier & Press are typically considered part of a single market.

Additional Information and Where to Find It
The proposed merger transactions involving Journal and Scripps will be submitted to the respective shareholders of Journal and Scripps for their consideration. In connection with the proposed merger transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Journal and Scripps to be filed with the Securities and Exchange Commission (the “SEC”), and each of Journal and Scripps will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transactions with the SEC. Journal urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal from Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com, or from Scripps from Carolynn Micheli, Investor Relations, at 513-977-3732 or Carolyn.micheli@scripps.com.

Forward-looking Statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transactions; the possibility that the expected synergies and value creation from the proposed merger transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; the possibility that the proposed merger transactions does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger transactions may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Journal does not assume any obligation to update the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Journal can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

7/30/2014

Participants in Solicitation
This communication is not a solicitation of a proxy from any investor or shareholder. However, Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Journal and Scripps in connection with the proposed merger transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

7/30/2014

Questions & Answers

Journal Sentinel/Publishing Clients

1.	Will existing clients or customers be impacted by this transaction?
There is no change for existing clients or customers of either organization as a result of this announcement. Customers should be reassured that their newspaper subscriptions and favorite broadcast programming will continue uninterrupted. Clients should be reassured that they will continue to work closely with their current sales reps to design advertising campaigns that reach their local audiences like no other media outlets can.

2.	As a Journal client, how do I benefit from this announcement?
By re-aligning both companies and allowing each organization to focus all of its efforts on either broadcasting or publishing, each company will be able to innovate in its industry, which will provide continued great value to advertisers.

3.	Will my sales support, credit or accounting contacts change?
No, there are no foreseen changes to your current contacts. You will still work closely with your representatives regarding all of your advertising and account needs. Milwaukee will remain the headquarters for the new Journal Media Group's sales support organization.

4.	Will my rates change?
There will be no changes to your existing rates as a result of this transaction.

5.	Will my separate advertising commitments with each company be combined into one contract?
If you are a national advertiser that has contracts with both Scripps and Journal newspapers, no changes to existing agreements will be made in the 2014 contract year or prior to the closing date of the transaction. Beyond that, we plan to work closely with our customers to understand their needs and preferences and find ways for the Milwaukee Journal Sentinel to meet those needs without disruption.

6.	How will customer service be impacted?
There will be no change to how customer service is currently provided. Customers can continue to call 414-224-2222 or 800-759-6397 or email customercare@jrn.com. Our automated phone system is available 24/7.

7.	Will newspapers continue to be printed here in Milwaukee, and preprinted inserts shipped here as part of the newspaper assembly and delivery process?
Yes. Journal Sentinel's Burnham Plant is recognized as one of the industry's state-of-the-art print facilities. We intend to continue investments in it for many years in recognition of its status as the best and most efficient way to serve advertisers and readers in Southeast Wisconsin.

8.	Whom do I contact with questions?
You should feel free to contact your existing sales rep or Journal management team with any questions you may have.

7/30/2014

General Business Questions

9.	What does today’s announcement mean?
The E.W. Scripps Company (NYSE: SSP) and Journal Communications (NYSE: JRN), have agreed to merge their respective broadcasting businesses under the Scripps banner and spin off their respective newspaper businesses to form a new public publishing company, Journal Media Group.

10.	Why are Scripps and Journal undertaking this transaction?
Journal Communications and Scripps see great shareholder, employee and market value in creating two attractive publishing and broadcasting enterprises that will be well positioned to innovate and compete in their industries.
•	E.W. Scripps will own and operate the combined broadcasting businesses and remain headquartered in Cincinnati. It will become the fifth largest independent TV group in the country, with television and radio stations serving 26 broadcast markets and reaching ~18% of U.S. TV households.
•	A new public company, Journal Media Group, will be created as a result of the combined newspaper operations. The company will own and operate 14 daily newspapers from its headquarters in Milwaukee.
•	Both public companies will have strong balance sheets, well positioned for the future.
•	The transaction is expected to result in substantial long-term value for shareholders of both companies.

11.	What is The E.W. Scripps Company?
The E.W. Scripps Company, www.scripps.com, currently serves audiences and businesses through a growing portfolio of television, print and digital media brands. Scripps currently owns 21 local television stations as well as daily newspapers in 13 markets across the U.S. It also runs an expanding collection of local and national digital journalism and information businesses including online multi-source video news provider Newsy. Scripps also produces television programming, runs an award-winning investigative reporting newsroom in Washington, D.C., and serves as the long-time steward of one of the nation’s longest-running and most successful educational programs, Scripps National Spelling Bee. Founded in 1879, Scripps is focused on the stories of tomorrow.

12.	What will the new newspaper company be called? Where will it be located? How many employees will it have?
The new publishing company will be called Journal Media Group. It will remain headquartered in Milwaukee and will employ about 3,600 people.

13.	What are the overall benefits of this transaction?
This deal creates two focused public companies – the fifth largest broadcasting company in the country and a financially flexible newspaper company. Both organizations have rich histories and are driven by a deep commitment to public service through enterprise journalism. Scripps, as a larger broadcasting company, will be positioned for growth. Journal Media Group, as a pure-play newspaper company, will have a freer hand and more flexibility as the newspaper industry continues to evolve.

7/30/2014

14.	How does this transaction benefit the broadcast operations?
The benefits to the broadcast operations include:
-	Adding a highly profitable radio business
-	Positioning the TV group in attractive markets across the country, including nine stations in eight important political markets – Arizona, Colorado, Florida, Missouri, Nevada, Ohio, Michigan, and Wisconsin
-	Extending Scripps’ position as one of the largest owners of ABC-affiliated TV stations in the country with 15 ABC affiliates and diversifying its affiliations with CBS and FOX stations
-	Leveraging enterprise journalism and Scripps original television programming across a larger geographic footprint

15.	How does this transaction benefit the newspaper group?
The benefits to the newspaper operations include:
-	Increased scale and financial flexibility, allowing the new Journal Media Group to better navigate the ongoing transformation of the newspaper publishing industry
-	A solid balance sheet with $10 million of cash and no debt
-	Substantially all qualified pension liabilities remaining at Scripps, positioning Journal Media Group to maintain profitability and stronger free cash flow

16.	How did this agreement occur and when will it close?
The agreement was approved by the Boards of Directors of both companies and announced on July 30, 2014. The transaction is expected to close in 2015, subject to customary regulatory and shareholder approvals.

17.	Who will lead the new Journal Media Group and Scripps?
Timothy E. Stautberg, Scripps’ senior vice president of newspapers, will become the CEO of Journal Media Group. Jason Graham, Senior Vice President of Finance and CFO of Journal Communications, will remain in that role with Journal Media Group.

Steven J. Smith, current CEO of Journal Communications, will become non-executive Chairman of Journal Media Group.

Rich Boehne will remain Chairman, President and CEO of Scripps.

18.	What type of involvement will Scripps and Journal Media Group have in each other’s operations as a result of this transaction?
Other than providing some transition services to each other, Scripps and Journal will not be involved in the operation of the other organization after the close of the transaction. Both companies will be separate, independent, publicly traded companies. Each company will have a separate Board of Directors, management structure and operations.

19.	What other stations does Scripps have and what will their station portfolio look like after the close of the transaction?
At the close of the transaction, Journal Communications’ current 13 television stations, 35 radio stations and affiliated digital products will join Scripps’ broadcast operations to form the fifth-largest independent TV group in the country.

7/30/2014

Please see the chart at the end of this document for the full list of Scripps television and radio stations after the closing date.

20.	What other newspapers does Scripps have and what will the new Journal Media Group have in its portfolio of newspapers?
The Milwaukee Journal Sentinel and Journal Communications’ community publishing brands, along with their affiliated digital products, will combine with 13 Scripps newspapers and affiliated community and digital products to form Journal Media Group.

Please see the chart at the end of this document for a list of daily newspapers that will be a part of Journal Media Group following the closing date.

21.	What does the announcement mean for Journal’s publishing and broadcast brands?
Each of our brands will continue to operate as they do today, but as part of separate corporate entities that focus on their respective lines of business: Broadcasting and Publishing. This means that viewers, readers and listeners in their local markets will still be able to tune into and read all of the content available to them through their favorite local publications, TV channel and radio stations.

The following charts provide information on the broadcasting and publishing assets of Scripps and Journal Media Group following the close of the transaction.

E. W. Scripps Company Television Stations

Market	DMA	Affil.
Detroit, MI	11	ABC/MNTV
Phoenix, AZ	12	ABC
Tampa, FL	14	ABC
Denver, CO	17	ABC/AZT
Cleveland, OH	19	ABC
Indianapolis, IN	26	ABC
Baltimore, MD	27	ABC
San Diego, CA	28	ABC
Nashville, TN	29	CBS
Kansas City, KS-MO	31	NBC/IND
Milwaukee, WI	34	NBC
Cincinnati, OH	35	ABC
West Palm Beach, FL	38	NBC
Las Vegas, NV	42	ABC
Buffalo, NY	52	ABC
Tulsa, OK	60	NBC
Ft. Myers - Naples, FL	62	FOX
Green Bay - Appleton, WI	70	NBC/MNTV
Tucson, AZ	71	CBS/CW
Omaha, NE	74	CBS
Boise, ID	110	ABC/FOX
Lansing, MI	115	FOX
Bakersfield, CA	127	ABC/AZT
Twin Falls, ID	192	ABC

7/30/2014

E. W. Scripps Company Radio Stations

Market	DMA	Station Profile
Milwaukee, WI	34	1 FM | 1 AM
Tulsa, OK	60	4 FM | 1 AM
Knoxville, TN	61	4 FM
Wichita, KS	67	5 FM | 1 AM
Tucson, AZ	71	3 FM | 1 AM
Omaha, NE	74	4 FM | 1 AM
Springfield, MO	75	4 FM | 1 AM
Boise, ID	110	4 FM

Journal Media Group Daily Newspapers

Market	DMA	Sunday Circ. (in thousands)
Milwaukee Journal Sentinel	Milwaukee, WI	319
The Commercial Appeal	Memphis, TN	124
Knoxville News Sentinel	Knoxville, TN	100
Treasure Coast Newspapers	Stuart, FL	84
Naples Daily News	Naples, FL	70
Ventura County Star	Camarillo, CA	64
Evansville Courier & Press	Evansville, IN	70
Corpus Christi Caller-Times	Corpus Christi, TX	51
Abilene Reporter-News	Abilene, TX	25
Anderson Independent-Mail	Anderson, SC	27
Times Record News	Wichita Falls, TX	22
Kitsap Sun	Bremerton, WA	21
Redding Record Searchlight	Redding, CA	21
San Angelo Standard-Times	San Angelo, TX	20
The Gleaner*	Henderson, KY	N/A
*The Gleaner and Evansville Courier & Press are typically considered part of a single market.

7/30/2014

Additional Information and Where to Find It
The proposed merger transactions involving Journal and Scripps will be submitted to the respective shareholders of Journal and Scripps for their consideration. In connection with the proposed merger transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Journal and Scripps to be filed with the Securities and Exchange Commission (the “SEC”), and each of Journal and Scripps will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transactions with the SEC. Journal urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal from Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com, or from Scripps from Carolynn Micheli, Investor Relations, at 513-977-3732 or Carolyn.micheli@scripps.com.

Forward-looking Statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transactions; the possibility that the expected synergies and value creation from the proposed merger transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; the possibility that the proposed merger transactions does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger transactions may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Journal does not assume any obligation to update the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Journal can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation
This communication is not a solicitation of a proxy from any investor or shareholder. However, Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Journal and Scripps in connection with the proposed merger transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above.

7/30/2014

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

7/30/2014

Statement to Journal Broadcast Group Clients

All sales reps and those who interact with clients are free to use the following statement verbally or in writing with clients. Should your clients have additional questions, general Q&A regarding the transaction follows this statement.

We are pleased to share that Journal Communications (NYSE: JRN) and The E.W. Scripps Company (NYSE: SSP) have agreed to merge their respective broadcasting businesses under the Scripps banner and spin off their respective newspaper businesses to form a new public publishing company, Journal Media Group. The transaction was announced on July 30, 2014, and is expected to close in 2015.

This unique and historic transaction will transform two legacy media enterprises into two independent media companies – one focused on broadcasting and one focused on publishing – whose strong local brands will continue to serve markets and advertisers across the country. By re-aligning Journal and Scripps and allowing each organization to focus all of its efforts on its business – Broadcasting or Publishing – both companies will be able to innovate in their respective industries, which will provide continued great value to advertisers.

Please be assured that there are no foreseen changes to your current business contacts or local media products as a result of this transaction. Our advertising clients will continue to work closely with their current sales representatives to design advertising campaigns that reach their local audiences like no other media outlets can.

If you have any questions about the transaction or anything related to your account, please contact your existing sales rep or station management team at any time.

General Business Questions

1.	What does today’s announcement mean?
The E.W. Scripps Company (NYSE: SSP) and Journal Communications (NYSE: JRN), have agreed to merge their respective broadcasting businesses under the Scripps banner and spin off their respective newspaper businesses to form a new public publishing company, Journal Media Group.

2.	Why are Scripps and Journal undertaking this transaction?
Journal Communications and Scripps see great shareholder, employee and market value in creating two attractive publishing and broadcasting enterprises that will be well positioned to innovate and compete in their industries.
•	E.W. Scripps will own and operate the combined broadcasting businesses and remain headquartered in Cincinnati. It will become the fifth largest independent TV group in the country, with television and radio stations serving 26 broadcast markets and reaching ~18% of U.S. TV households.

7/30/2014

•	A new public company, Journal Media Group, will be created as a result of the combined newspaper operations. The company will own and operate 14 daily newspapers from its headquarters in Milwaukee.
•	Both public companies will have strong balance sheets, well positioned for the future.
•	The transaction is expected to result in substantial long-term value for shareholders of both companies.

3.	What is The E.W. Scripps Company?
The E.W. Scripps Company, www.scripps.com, currently serves audiences and businesses through a growing portfolio of television, print and digital media brands. Scripps currently owns 21 local television stations as well as daily newspapers in 13 markets across the U.S. It also runs an expanding collection of local and national digital journalism and information businesses including online multi-source video news provider Newsy. Scripps also produces television programming, runs an award-winning investigative reporting newsroom in Washington, D.C., and serves as the long-time steward of one of the nation’s longest-running and most successful educational programs, Scripps National Spelling Bee. Founded in 1879, Scripps is focused on the stories of tomorrow.

4.	What will the new newspaper company be called? Where will it be located? How many employees will it have?
The new publishing company will be called Journal Media Group. It will remain headquartered in Milwaukee and will employ about 3,600 people.

5.	Will Scripps stay in Cincinnati? How many TV and radio stations will it operate? How many employees will it have?
Scripps will remain headquartered in Cincinnati, will retain The E.W. Scripps Company name, and will continue to be controlled by the Scripps family. The company will operate 34 TV stations, reaching ~18% of all U.S. households, and 35 radio stations. Scripps will employ about 4,000 people.

6.	What are the overall benefits of this transaction?
This deal creates two focused public companies – the fifth largest broadcasting company in the country and a financially flexible newspaper company. Both organizations have rich histories and are driven by a deep commitment to public service through enterprise journalism. Scripps, as a larger broadcasting company, will be positioned for growth. Journal Media Group, as a pure-play newspaper company, will have a freer hand and more flexibility as the newspaper industry continues to evolve.

7.	How does this transaction benefit the broadcast operations?
The benefits to the broadcast operations include:
-	Adding a highly profitable radio business
-	Positioning the TV group in attractive markets across the country, including nine stations in eight important political markets – Arizona, Colorado, Florida, Missouri, Nevada, Ohio, Michigan, and Wisconsin
-	Extending Scripps’ position as one of the largest owners of ABC-affiliated TV stations in the country with 15 ABC affiliates and diversifying its affiliations with CBS and FOX stations
-	Leveraging enterprise journalism and Scripps original television programming across a larger geographic footprint

7/30/2014

8.	How does this transaction benefit the newspaper group?
The benefits to the newspaper operations include:
-	Increased scale and financial flexibility, allowing the new Journal Media Group to better navigate the ongoing transformation of the newspaper publishing industry
-	A solid balance sheet with $10 million of cash and no debt
-	Substantially all qualified pension liabilities remaining at Scripps, positioning Journal Media Group to maintain profitability and stronger free cash flow

9.	How did this agreement occur and when will it close?
The agreement was approved by the Boards of Directors of both companies and announced on July 30, 2014. The transaction is expected to close in 2015, subject to customary regulatory and shareholder approvals.

10.	Who will lead the new Journal Media Group and Scripps?
Timothy E. Stautberg, Scripps’ senior vice president of newspapers, will become the CEO of Journal Media Group. Jason Graham, Senior Vice President of Finance and CFO of Journal Communications, will remain in that role with Journal Media Group.

Steven J. Smith, current CEO of Journal Communications, will become non-executive Chairman of Journal Media Group.

Rich Boehne will remain Chairman, President and CEO of Scripps.

11.	What other stations does Scripps have and what will their station portfolio look like after the close of the transaction?
At the close of the transaction, Journal Communications’ current 13 television stations, 35 radio stations and affiliated digital products will join Scripps’ broadcast operations to form the fifth-largest independent TV group in the country.

Please see the chart at the end of this document for the full list of Scripps television and radio stations after the closing date.

12.	What other newspapers does Scripps have and what will the new Journal Media Group have in its portfolio of newspapers?
The Milwaukee Journal Sentinel and Journal Communications’ community publishing brands, along with their affiliated digital products, will combine with 13 Scripps newspapers and affiliated community and digital products to form Journal Media Group.

Please see the chart at the end of this document for a list of daily newspapers that will be a part of Journal Media Group following the closing date.

13.	What does the announcement mean for Journal’s publishing and broadcast brands?
Each of our brands will continue to operate as they do today, but as part of separate corporate entities that focus on their respective lines of business: Broadcasting and Publishing. This means that viewers, readers and listeners in their local markets will still be able to tune into and read all of the content available to them through their favorite local publications, TV channel and radio stations.

7/30/2014

The following charts provide information on the broadcasting and publishing assets of Scripps and Journal Media Group following the close of the transaction.

E. W. Scripps Company Television Stations

Market	DMA	Affil.
Detroit, MI	11	ABC/MNTV
Phoenix, AZ	12	ABC
Tampa, FL	14	ABC
Denver, CO	17	ABC/AZT
Cleveland, OH	19	ABC
Indianapolis, IN	26	ABC
Baltimore, MD	27	ABC
San Diego, CA	28	ABC
Nashville, TN	29	CBS
Kansas City, KS-MO	31	NBC/IND
Milwaukee, WI	34	NBC
Cincinnati, OH	35	ABC
West Palm Beach, FL	38	NBC
Las Vegas, NV	42	ABC
Buffalo, NY	52	ABC
Tulsa, OK	60	NBC
Ft. Myers - Naples, FL	62	FOX
Green Bay - Appleton, WI	70	NBC/MNTV
Tucson, AZ	71	CBS/CW
Omaha, NE	74	CBS
Boise, ID	110	ABC/FOX
Lansing, MI	115	FOX
Bakersfield, CA	127	ABC/AZT
Twin Falls, ID	192	ABC

E. W. Scripps Company Radio Stations

Market	DMA	Station Profile
Milwaukee, WI	34	1 FM | 1 AM
Tulsa, OK	60	4 FM | 1 AM
Knoxville, TN	61	4 FM
Wichita, KS	67	5 FM | 1 AM
Tucson, AZ	71	3 FM | 1 AM
Omaha, NE	74	4 FM | 1 AM
Springfield, MO	75	4 FM | 1 AM
Boise, ID	110	4 FM

7/30/2014

Journal Media Group Daily Newspapers

Market	DMA	Sunday Circ. (in thousands)
Milwaukee Journal Sentinel	Milwaukee, WI	319
The Commercial Appeal	Memphis, TN	124
Knoxville News Sentinel	Knoxville, TN	100
Treasure Coast Newspapers	Stuart, FL	84
Naples Daily News	Naples, FL	70
Ventura County Star	Camarillo, CA	64
Evansville Courier & Press	Evansville, IN	70
Corpus Christi Caller-Times	Corpus Christi, TX	51
Abilene Reporter-News	Abilene, TX	25
Anderson Independent-Mail	Anderson, SC	27
Times Record News	Wichita Falls, TX	22
Kitsap Sun	Bremerton, WA	21
Redding Record Searchlight	Redding, CA	21
San Angelo Standard-Times	San Angelo, TX	20
The Gleaner*	Henderson, KY	N/A
*The Gleaner and Evansville Courier & Press are typically considered part of a single market.

Additional Information and Where to Find It
The proposed merger transactions involving Journal and Scripps will be submitted to the respective shareholders of Journal and Scripps for their consideration. In connection with the proposed merger transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Journal and Scripps to be filed with the Securities and Exchange Commission (the “SEC”), and each of Journal and Scripps will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transactions with the SEC. Journal urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal from Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com, or from Scripps from Carolynn Micheli, Investor Relations, at 513-977-3732 or Carolyn.micheli@scripps.com.

Forward-looking Statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transactions; the possibility that the expected synergies and value creation from the proposed merger transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; the possibility that the proposed merger transactions does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger transactions may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Journal does not assume any obligation to update the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Journal can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

7/30/2014

Participants in Solicitation
This communication is not a solicitation of a proxy from any investor or shareholder. However, Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Journal and Scripps in connection with the proposed merger transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

7/30/2014